MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2005, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of our Annual Information Form. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This management discussion and analysis of financial condition and results of operations has been prepared as at April 27, 2006

OVERVIEW

Response Biomedical Corp. (“Response Biomedical” or “the Company”) develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response currently has nine RAMP tests available for environmental and clinical testing applications and the Company has plans to commercialize additional tests.

The Company’s revenues by product market segment were as follows:

Biodefense revenue for the year ended December 31, 2005 increased 87% to $1,642,705 compared to $879,637 in 2004.

Clinical revenue for the year ended December 31, 2005 increased 46% to $738,456 compared to $506,475 in 2004.

Vector products (West Nile Virus) revenue for the year ended December 31, 2005 decreased 5% to $707,477 compared to $741,084 in 2004.

Contract service fees and revenue from collaborative research agreements for the year ended December 31, 2005 decreased 27% to $401,042 compared to $549,685 in 2004.

As at December 31, 2005, the Company had bank indebtedness of $1,070,514 (2004 – $nil) with US$81,813 (2004 – US$1,000,000) of its US$1,000,000 line of credit available, and a cash balance of $173,094 (2004 – $2,716,902). In November 2005, the Company announced that, upon

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the expiry of its current US$1,000,000 revolving demand credit facility effective on December 30, 2005, the Company made provisions with its largest shareholder to guarantee another otherwise identical line of credit established under the same terms and which must be fully repaid by June 15, 2006. As at December 31, 2005, the Company had a negative working capital balance of $2,905,552 (2004 – working capital of $3,121,194).

During 2005, the Company closed one private placement of convertible and redeemable debentures raising net proceeds of $1,548,977. In addition, a further $141,085 in cash was obtained through the issuance of shares related to the exercise of stock options.

2005 Operational milestones included:

  In January, 2005, the receipt of final clearance to market the Company’s Troponin I and CK-MB cardiac marker tests in China and Russia.

  In May 2005, the Company received both the 2005 Excellence in Technology of the Year Award and 2005 Product Innovation of the Year Award for its RAMP System from Frost & Sullivan, a global growth consulting company.

  In July 2005, the Company was granted a nonexclusive license from Roche Diagnostics to commercialize NT-proBNP and was granted an option to commercialize a test for Troponin T.

  In August 2005, the Company received its largest single purchase order from the U.S. first response community, shipping 10 RAMP biodefense systems to the Atlanta Fire Department.

  In October 2005, the Company closed a convertible debenture financing for gross proceeds of $1,579,000.

  In November 2005, the Company announced that upon the expiry of its current US$1,000,000 revolving demand credit facility effective on December 30, 2005, the Company had made provisions with Hans Moppert, its largest shareholder, who owned approximately 10 per cent of the Company's issued and outstanding shares, to guarantee another otherwise identical line of credit established under the same terms with a six- month expiry date effective June 30, 2006. On December 30, 2005, The Company issued to Mr. Moppert 449,250 bonus warrants as consideration for the new loan guarantee. Each bonus warrant entitles Mr. Moppert to purchase one common share of the Company at a price of $0.42 for the term of the loan guarantee.

  In December 2005, the Company announced that it had appointed LXU Healthcare Inc., a leading provider of premier medical equipment and specialty devices, as its exclusive distributor for the RAMP Cardiovascular Tests in a number of key markets in the United States.

  In December 2005, the Company announced that The Interior Health Authority of British Columbia had purchased RAMP systems intended for use in more than 25 hospitals and community care facilities, to assist in the early detection of heart attacks.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  In December 2005, the Company announced it was undertaking a non-brokered private placement of up to 4,000,000 units at a price of 50 cents per unit, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant would entitle the holder thereof to purchase one common share of the Company at a price of $0.70 per share for a period of 24 months from the closing date of the private placement.

  Various collaborative research and development milestones were achieved with 3M Co., Shionogi & Co., Ltd. and General Dynamics Canada Ltd.

Subsequent to the year-end, on March 30, 2006, the Company closed private placement financings for total gross proceeds of $12,000,000. With the closing of the financings, five new Board members were appointed to replace existing board members [see note 17[a] to the audited consolidated financial statements].

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which it determines its assessments are reasonable based upon the information available at the time that these estimates and assumptions are made. Actual results could differ from management’s estimates. Areas of significant estimates include amortization of capital, the carrying value of convertible debentures and stock-based compensation.

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2005. The Company believes that the significant accounting policies disclosed in its year-end financials are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2005 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian generally accepted accounting criteria for deferral and amortization.

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 10[b] to the consolidated financial statements. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. The fair value of stock options is determined using the Black-Scholes option-pricing model which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation. For stock-based awards to employees granted, modified or settled from January 1, 2002 to December 31, 2002, the Company discloses the pro forma effects to the loss for the period and loss per common share for the period as if the fair value method had been used at the date of grant.

Warranty accruals

The Company offers a warranty on its products. The Company estimates costs which may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rates of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Convertible debentures

The carrying value of the convertible debentures is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt is recorded as contributed surplus. The carrying value of the convertible debentures is being accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debenture.

RESULTS OF OPERATIONS
For the years ended December 31, 2005 and 2004

Revenue and Cost of Sales

Revenues from product sales for the year ended December 31, 2005 were $3,088,638 compared to $2,127,196 in 2004, an increase of 45%.

Biodefense product sales for the year ended December 31, 2005 increased 87% to $1,642,705 compared to $879,637 in 2004. The increase in biodefense product sales was primarily due to a growing customer base and growing acceptance of the Company’s products following completion

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

in November 2004 of an 18-month study performed by AOAC International and funded by the U.S. Department of Homeland Security and the U.S. Department of Defense in which the RAMP Anthrax Test was the only handheld anthrax test to receive AOAC certification.

Clinical cardiac product sales for the year ended December 31, 2005 increased 46% to $738,456 compared to $506,475 in 2004 due to timing of shipments to the Company’s distributor in China.

Sales of the Company’s West Nile Virus products for the year ended December 31, 2005 decreased 5% to $707,477 compared to $741,084 in 2004 due to weather patterns that were less conducive to the spread of the disease.

Revenues from contract service fees and collaborative research arrangements for the year ended December 31, 2005 were $401,042 compared to $549,685 in 2004, a decrease of 27%. This decrease was primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

Cost of sales for the year ended December 31, 2005 was $1,652,033 compared to $1,388,549 in 2004, an increase of 19%. Cost of sales includes direct manufacturing labour and materials costs and allocated overhead.

Gross margin for the year ended December 31, 2005 increased to 53% compared to 48% in 2004 due to improved efficiencies offset partially by a higher proportion of clinical product sales versus biodefense product sales. Biodefense product sales generate higher per unit profits. Going forward, the Company expects gross margin to benefit from improved economies of scale and further process improvements as the Company scales up and automates its manufacturing operations. As in 2005, the Company expects this to be partially mitigated by an increase in clinical product sales relative to biodefense product sales.

Expenses

Research and development expenditures for the year ended December 31, 2005 increased to $4,387,304 from $2,394,974, an increase of 83%. The increase in 2005 reflects higher payroll and material costs to support increased product development activity on projects including tests for influenza A and B, BNP, NT-Pro BNP, and Staph A ($1,022,000); NT-proBNP license fees ($612,000), product enhancements ($254,000) and increased facility costs ($68,000).

Marketing and business development expenses for the year ended December 31, 2005 increased to $3,319,288 compared to $1,758,918 in 2004, an increase of 89%. The increase in 2005 was due to higher payroll and benefit costs, related primarily to the hiring of additional sales and marketing staff ($854,000), increased travel costs associated with the increased sales activity ($218,000), increased marketing expenses ($308,000) and an increase in stock-based compensation from stock options granted to additional sales staff ($103,000).

General and administrative expenses for the year ended December 31, 2005 increased to $2,386,328 compared to $1,893,327 in 2004, an increase of 26%. This increase is partially the result of payroll and benefit costs related to the hiring and re-allocation of personnel from research and development to general and administration ($252,000), additional strategic consulting services ($74,000), increased facility costs ($46,000) and increased legal fees associated with corporate agreements and filings ($40,000).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Other Income/Expenses

For the year ended December 31, 2005, amortization of financing costs and interest expense were $165,426 compared to $173,279 for the same period in 2004. Amortization of deferred debt financing costs for the year ended December 31, 2005 were $73,047 (2004 - $138,016). These costs mainly relate to the amortization of the estimated fair value of warrants issued to a guarantor as part of a credit facility agreement. For the year ended December 31, 2005, the Company incurred, $22,537 (2004 - $34,488) in interest expense on the use of the line of credit facility and other miscellaneous interest charges and $69,842 in paid and accreted interest related to convertible and redeemable debentures.

During the year ended December 31, 2005, the Company earned interest income of $13,417 (2004 - $2,948) relating to funds on deposit.

Loss

For the year ended December 31, 2005, the Company reported a loss of $8,424,983 or $0.12 per share compared to a loss of $4,938,975 or $0.08 per share in 2004. The increase in loss is primarily due to increased marketing and business development expenses incurred to penetrate the U.S. point of care cardiovascular market, increased research and development expenditures for new research and development projects, and license fees for rights to develop a RAMP NT-Pro BNP test.

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s unaudited consolidated interim financial statements prepared in accordance with Canadian generally accepted accounting principles for the eight previous quarters ended December 31, 2005.

	2005	2005	2005	2005	2004	2004	2004	2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$

Total Revenue	1,043,215	719,729	929,919	796,817	456,493	657,753	753,499	809,136

Loss	(3,031,101)	(1,933,580)	(1,883,294)	(1,577,008)	(1,965,811)	(1,113,240)	(1,109,420)	(750,504)
Loss per Share – Basic and Diluted	($0.04)	($0.03)	($0.03)	($0.02)	($0.03)	($0.02)	($0.02)	($0.01)

Total Assets	2,253,939	2,049,527	2,733,627	3,297,073	4,544,784	2,212,921	1,690,666	1,541,212

Quarter-to-quarter variability and the general increase in revenue is driven primarily by four factors:

1.

Generally increasing market acceptance of the Company’s products with 2005 being the second full year of sales for West Nile Virus products, the second full year for biodefense products and the initial launch of clinical products occurring internationally in mid 2004 and in the U.S. in January 2005;

2.	Seasonality related to the demand for RAMP West Nile Virus Tests where the majority of the year’s sales occur in the second and third quarters;
3.	The timing of achievement of services contract milestones and corresponding revenue recognition; and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

4.	The timing of biodefense product orders, and the timing of cardiac product orders from its distributor in China.

The increased losses reported during the period are primarily the result of increasing marketing and business development expenditures, increased research and development expenditures to improve current products and for new product development, and a general increase in infrastructure across all functions to support anticipated sales and partnering requirements.

SELECTED ANNUAL INFORMATION FOR 2005, 2004, AND 2003

The following table sets forth consolidated financial data for the Company’s last three fiscal years:

	2005	2004	2003
	$	$	$
Total Revenue	3,489,680	2,676,881	1,283,753
Loss	(8,424,983)	(4,938,975)	(4,191,602)
Loss Per Share – Basic and Diluted	(0.12)	(0.08)	(0.09)
Total Assets	2,253,939	4,544,784	1,181,334
Total Long-Term Obligations (1)	1,012,584	-	-
Cash Dividends Declared	-	-	-

(1)

The long-term obligation balance in 2005 of $1,012,584 represents the accounting value as at December 31, 2005 of $1,579,000 principal in convertible redeemable debentures as described in note 8 to the audited consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. As of December 31, 2005 the Company has raised approximately $36.4 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

The Company’s working capital deficiency as of December 31, 2005 was $2,905,552, a decrease of $6,026,746 from working capital of $3,121,194 as of December 31, 2004. For the year ended December 31, 2005, the Company relied on cash on hand, its line of credit facility and profit margin from sales of products and contract and collaborative research services to fund its expenditures.

The decrease in working capital in 2005 is principally attributed to cash used in operating activities during the year of $5,501,528, an increase in accounts payable and accrued liabilities of $1,475,011 as the Company worked to complete financings closed subsequent to year-end, a decrease in inventories of $330,196 to conserve cash, and purchases of property plant and equipment of $535,068 made primarily to increased test manufacturing capacity. This was offset by cash received from the issuance of $1,579,000 in convertible debentures less deferred financing and share issue costs of $70,690, the use of its line of credit in the amount of $1,070,514, and the exercise of stock options for $141,085.

Subsequent to year-end, the Company substantially improved its working capital position closing private placement financings for total gross proceeds of $12,000,000 [see note 17[a] to the audited consolidated financial statements].

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2005, the Company incurred a loss of $8,424,983 versus a loss of $4,938,975 in 2004. Until the Company receives additional revenue from product sales, it will continue to fund its operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements, and possibly additional debt financing.

As at December 31, 2005, the Company had 6,209,092 warrants outstanding at exercise prices between $0.42 and $1.50 per share, which if fully exercised, would result in the receipt of approximately $6.3 million. The Company also had 10,026,650 stock options outstanding of which 7,279,455 were exercisable at prices between $0.27 and $1.27 per share and which, if fully exercised, would result in the receipt of approximately $4.1 million.

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful. Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate that the performance of its products exceeds that of competing tests. Additionally, where relevant, the Company may be required to show that the results of its products are similar to more expensive laboratory-based products. For clinical testing applications, the Company requires a number of regulatory approvals to market its products, the most important being approval by the United States Food and Drug Administration. Although uncertain at this time, regulatory approvals could be required at some point in the future for the Company’s environmental testing products. The market for the Company’s products will also be influenced by competing technologies and the success of the Company’s business will be highly dependent on the degree of protection provided by its intellectual property. The Company must also obtain funding for the development and commercialization of its products on reasonable terms and must compete for capital with firms within the medical diagnostics industry as well as with firms in other sectors. The recruitment and retention of personnel skilled in product development and manufacturing is critical for the Company to achieve its objectives. The Company attempts to reduce business and product development risk through a number of different strategies. For example, the Company seeks to establish relationships with strategic partners to assist in the development, funding and marketing of some of its products. This allows the Company to focus on using its own resources to develop additional product candidates and exploit new applications for its technology, further enhancing the number of product opportunities available to the Company. The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. If the Company cannot protect its technology, companies with greater resources than the Company may be able to use their technology to make products that directly compete with the Company’s. Additionally, third parties claiming that the Company infringes on their proprietary rights may be able to prevent the Company from marketing its products or force the Company to enter into license agreements to do so. Both situations may negatively impact the Company’s ability to generate revenues, cash flows and earnings. The Company will also continue to review and wherever practical, expand upon its intellectual property portfolio to safeguard what the Company believes to be its technological competitive advantages.

The Company has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

commercialize its products. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its research or development programs or obtain funds through arrangements with corporate partners or others that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek. Insufficient funding may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop itself.

Foreign Exchange and Inflation

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts that are used to pay for expenses in U.S. dollars.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities and the Company’s loans having fixed and variable interest rates.

MATERIAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at December 31, 2005, the Company had the following commitments and contractual obligations.

Commitments and Obligations	Total	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
UBC License Fee	79,000	10,500	31,500	21,000	16,000
NT-proBNP License Fee*	2,215,210	1,049,310	1,165,900
Facility Sublease *	1,431,077	732,000	699,077
Convertible debentures principal**	1,579,000	-	1,579,000
Convertible debentures interest **	310,408	110,530	199,878

*See note 13 to the audited consolidated financial statements.
**See note 8 to the audited consolidated financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at March 31, 2006 there were 92,726,616 common shares issued and outstanding, 10,080,250 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.58 per share, 1,167,800 common shares reserved for future grant or issuance under the Company’s stock option plan; 6,096,768 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.06 per share and 3,478,573 common shares issuable upon the conversion of debentures at an average conversion price of $0.42 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TRANSACTIONS WITH RELATED PARTIES

The Company has various agreements with Directors and former Directors which are described in Note 11 of its audited consolidated financial statements for the years ended December 31, 2005 and 2004.

FINANCIAL INSTRUMENTS

Certain of the Company’s financial instruments, including cash equivalents, accounts and amounts receivable and accounts payable, the carrying amounts approximate fair values due to their short term nature.

The carrying value of the convertible debentures is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt is recorded as contributed surplus. The carrying value of the convertible debentures is being accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debenture.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that approximately 95% of total revenues for the year ended December 31, 2005 were received in U.S. dollars. The Company minimizes this risk by maintaining a U.S. dollar account for all U.S. sales revenues and expenditures, thereby minimizing currency exchange.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities.